UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008846

February 18, 2004

William Gleeson
Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	2/18/2004

Re: Alaska Air Group
Incoming letter dated January 15, 2004

Dear Mr. Gleeson:

This is in response to your letter dated January 15, 2004 concerning the shareholder proposal submitted to Alaska Air by Steve Nieman. We also have received a letter on the proponent's behalf dated February 13, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Steve Nieman
c/o Richard D. Foley
6040 N. Camino Arturo
Tucson, AZ 85718

Preston | Gates | Ellis LLP

William Gleeson
WilliamG@prestongates.com

January 15, 2004

Via Federal Express

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Steve Nieman (the "***Proponent***")

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons Alaska deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copy of this letter and the enclosed material, Alaska is notifying the Proponent of its intention to exclude the Proponent's proposal from its proxy statement and form of proxy. Alaska currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 9, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at the above telephone number or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson/ckv
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of Alaska Air Group, Inc., a Delaware corporation ("***Alaska***" or the "***Company***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***") submitted by Steve Neiman (the "***Proponent***"), a copy of which is annexed hereto as Exhibit B, for inclusion in its proxy statement and form of proxy (together, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004.

The Proposal requires that the "board of directors amend the Bylaws to establish a New Election Standard." The New Election Standard would provide that the "names and other information" of nominees nominated by "[s]hareholders who own $2,000 of stock for one year through the election" would be "printed in the company's Proxy Statement and on ballot cards [that are] sent to shareholders of the company." The New Election Standard further provides that "the company will not pay for, or reimburse the expense of, any additional proxy solicitation, re-solicitation or electioneering by, or on behalf of, incumbents' or challenger's nominees, regardless of the outcome of the election." Finally, the New Election Standard provides that "no nominee may be elected on whose behalf there has been spent an amount of money which exceeds a match of the per-candidate expense of the director election section in the annual Proxy Statement."

It is Alaska's belief that the Proposal may be properly excluded from the 2004 Proxy Materials pursuant to the following provisions:

1. Rule 14a-8(i)(8), because the Proposal "relates to an election for membership on the company's board of directors."

2. Rule 14a-8(i)(3), because the Proposal "is contrary to any of the Commission's proxy rules."

3. Rule 14a-8(i)(2), because the Proposal would "cause the company to violate any state, federal, or foreign law to which it is subject."

I. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT RELATES TO AN ELECTION FOR MEMBERSHIP ON THE COMPANY'S BOARD OF DIRECTORS IN VIOLATION OF RULE 14a-8(i)(8)

Rule 14a-8(i)(8) allows the exclusion of a proposal if it "relates to an election for membership on the company's board of directors." The Commission has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." Release No. 34-12598 (July 7, 1976).

The Proposal clearly seeks to foster contested elections by requiring the Company to include in its proxy materials stockholder nominees even if such nominees are not supported by the board of directors. The Proposal refers to "incumbents" and "challengers." The supporting statement also indicates that the purpose of the Proposal is to "curtail [certain practices] when incumbent management nominees are challenged." The Proposal seeks to rectify what the Proponent deems to be an inequitable situation with regard to the nomination of candidates. However, rather than follow the established procedures for nominating candidates to which the Proponent refers in its supporting statement ("The present standard to nominate candidate(s) to the board is simply that stockholders be 'registered shareholders'") or conducting a Rule 14a-12(c) proxy contest, the Proponent seeks to create a new procedure that will result in contested elections. The Proposal also seeks to limit certain types of expenses in connection with elections by preventing payment for, or reimbursement of, such expenses by the Company. According to the Proponent's Proposal, the purpose of such a limitation is to ensure a "level playing field" between incumbents and challengers.

The Staff has consistently granted no-action letter requests for the exclusion of stockholder proposals that seek to mount election contests, or to establish procedures that would make election contests more likely. In *Citigroup, Inc.* (January 31, 2003), the Staff granted a no-action request to exclude a proposal that would have required the registrant to amend its bylaws to require that the registrant include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% or more of registrant's outstanding stock. Similarly in *Storage Technology Corporation* (March 22, 2002), the Staff granted a no-action letter request to exclude a proposal that would have required the registrant to amend its bylaws to require management to include the names of each candidate nominated by a stockholder in the company's proxy materials. The Staff based its decision on the ground "that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors." *See id; see also* SEC No-Action Letter, General Motors Corporation (March 22, 2001) (proposal requiring the registrant to publish the names of all nominees for director in its proxy statement excluded on the ground that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors).

Through the Proposal, the Proponent is attempting to effect a reform in Alaska's procedures for electing directors by shareholders that would allow certain qualified shareholders to put forth slates of nominees for director and thereby establish a procedure that may result in contested elections. In addition, we believe that the Commission's proposed Rule 14a-11, as described in Exchange Act Release No. 34-48626 (October 14, 2003), sets forth the procedure for shareholder access to the Company's proxy for nominating directors. Under proposed Rule 14a-11, companies would only be required to include shareholder nominees for election as director under certain circumstances "where evidence suggests that the company has been unresponsive to security holder concerns as they relate to the proxy process." If Rule 14a-11 were adopted as proposed, the Proposal would frustrate its purpose by requiring shareholder nominees every year, rather than only as prescribed by Rule 14a-11. Accordingly, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(8) in that it relates to the election of directors and does not comport with or satisfy the eligibility and other requirements of proposed Rule 14a-11.

II. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS CONTRARY TO THE COMMISSION'S PROXY RULES

A. The Proposal is so vague and indefinite that the Company would not know how to implement the Proposal.

Rule 14a-8(i)(3) states that a shareholder proposal may be excluded if the proposal or its supporting statement is contrary to the proxy rules. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the stockholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. *See, e.g.,* SEC No-Action Letter, The Proctor & Gamble Company (October 25, 2002) (permitting exclusion of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither the shareholders nor the company would know how to implement the proposal); SEC No-Action Letter, Philadelphia Electric Company (July 30, 1992) (permitting exclusion of a proposal regarding the creation of a committee of shareholders because "the proposal is so inherently vague and indefinite" that neither the shareholders nor the company would be able to determine "exactly what actions or measures the proposal requires"); and SEC No-Action Letter, NYNEX Corporation (January 12, 1990) (permitting exclusion of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal provides that "no nominee may be elected on whose behalf there has been spent an amount of money which exceeds a match of the per-candidate expense of the director election section in the annual Proxy Statement." Neither the Proposal nor the supporting statement (nor SEC rules, nor listing standards, nor state law) address or explain how to determine whether the amount of money spent on a nominee's behalf exceeds "a match of the per-candidate expense of the director election section in the annual Proxy Statement." Accordingly, the Proposal, if implemented, would leave the Company's Board of Directors and management, as well as the Company's stockholders, in the position of not knowing whether a nominee who has received enough votes to be elected was actually elected.

B The Proposal includes statements that are inflammatory or impugn the character and integrity of the members of the board of directors or management without factual foundation.

Rule 14a-8(i)(3) states that a shareholder proposal may be excluded if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Note (b) to Rule 14a-9 states that "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation," may be misleading within the meaning of Rule 14a-9.

The Company believes that following statements contained in the Proposal impugn the character, integrity, and personal reputation of the Company's board of directors and management, without factual foundation, all contrary to Rule 14a-8(i)(3) and Rule 14a-9, and should all be excluded from the Proposal.

1. *"It would change the existing system to prevent the buying of an election, and prevent . . . incumbent management nominees to egregiously pick the unguarded pocket of the shareholders."*

   The statement indicates that the members of the board of directors would buy an election and egregiously pick the unguarded pocket of the shareholders.

2. *"This will ensure honest elections . . ."*

   The statement suggests that elections by which the current board of directors are elected are not "honest."

3. *". . . it permits unlimited additional electioneering costs by management nominees, such as duplicative solicitation, mailing, telephoning, and traveling expenses . . ."*

   The statement suggests that the board would be wasteful by engaging in activities that are "duplicative."

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

III. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(2) BECAUSE IF IMPLEMENTED, IT WOULD, UNDER CERTAIN CIRCUMSTANCES, CAUSE THE COMPANY TO VIOLATE APPLICABLE LAW

Rule 14a-8(i)(2) provides that a registrant may exclude a proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Company's proxy statements for its annual meeting for the election of directors are sent to shareholders in a solicitation made on behalf of the registrant. The statements made in the proxy statement are deemed to be made by the Company and the Company is liable for any such statements.

The Proposal would prohibit the Company from paying for a resolicitation necessary in order to comply with the proxy rules, whether or not such resolicitation is ordered by a court. The supporting statement recognizes that any solicitation by the Company (including a resolicitation) requires the Company to pay certain costs ("The company will not pay for . . . re-solicitation . . ."; The "treasury pays . . . printing, handling, and mailing [of] the company's proxy statement."). Since any resolicitation costs money, the practical impact of the Proposal is to prevent the Company from making any resolicitation that it is required to make under the Commission's proxy rules, even if ordered to do so by a court. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2).

IV. CONCLUSION

For the foregoing reasons, Alaska respectfully submits that the Proposal relates to an election of directors, violates the Commission's proxy rules, and would, under certain circumstances, cause the Company to violate applicable law and accordingly, requests that the Staff concur in its opinion that the Proposal be excluded from the Company's 2004 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

No. 12—New Election Standard: limiting electioneering expenses regardless who runs for the board.

Resolved: Shareholders propose that our board of directors amend the Bylaws to establish a New Election Standard, which will protect the shareholders' treasury and limit expenses of director elections regardless who runs for board seats.

Horizon Air Captain Steve Nieman submits this proposal. His phone number is toll free 1-866-286-8387 (1866-2voteus) at www.votepal.com.

The present standard to nominate candidate(s) to the board is simply that stockholders be "registered shareholders." The New Election Standard would establish a new category which adds the following stipulation: Shareholders who own $2,000 of stock for one year through the election will be entitled to nominate. Their nominees' names and other information will be printed in the company's Proxy Statement and on ballot cards in the same size the space afforded management nominees, and will be sent to shareholders of the company.

Further, the company will not pay for, nor reimburse the expense of, any additional proxy solicitation, re-solicitation or electioneering by, or on behalf of, incumbents' or challengers' nominees, regardless the outcome of the election.

Furthermore, no nominee may be elected on whose behalf there has been spent an amount of money which exceeds a match of the per-candidate expense of the director election section in the annual Proxy Statement.

This will ensure honest elections, and a level playing field where no candidate receives preferential treatment at the expense of the shareholders.

Supporting Statement

This New Election Standard is meant to emulate the existing SEC standard for shareholder proposals. This would curtail the "blank check" electioneering of the shareholder treasury when incumbent management nominees' are challenged. It would change the existing system to prevent the buying of an election, and prevent either outside challengers with deep pockets or incumbent management nominees to egregiously pick the unguarded pockets of the shareholders.

The shareholders already pay all the electioneering costs of incumbent nominees. The shareholders' treasury pays for management nominee's printing, handling and mailing of all campaign materials in the company's proxy statement and proxy card, which satisfies legal requirements.

However in contested elections, it permits unlimited additional electioneering costs by management nominees, such as duplicative solicitation, mailing, telephoning and traveling expenses (to meet with selected shareholders), which again comes from the shareholders' treasury. Such expenses can add tens of thousands of dollars to election costs. At some companies, campaigns have cost shareholders millions of dollars.

Currently, there is no limit as to how much of the shareholders treasury can be spent to elect incumbent management nominees, or defeat deep-pocketed challengers whose interests might only be raiding the corporation's assets.

When challengers win, common practice has been that they, too, seek reimbursement of expenses from stockholders, thereby forcing the shareholders to pay for both campaigns. Regardless how the SEC reforms proxy rules, there must be safeguards to protect shareholder investment from the potential disruption of contested elections.

limit electioneering expenses regardless who runs for the board—vote yes on no. 12

February 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402 450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. Shareholder
Response to No Action Request
Proposal--New Election Standard: Limiting Electioneering Expenses Regardless Who Runs for the Board
Mr. Steve Nieman, Horizon Air Worker/Proponent

VIA OVERNIGHT MAIL and FACSIMILE

Enclosures: (1) Proponent's Exhibit Z; (2) Alaska Air Group, Inc. ("company" or "AAG") No Action Letter and Exhibits

Dear Ladies and Gentlemen of the Commission:

This letter addresses the company's no action request on the proposal referenced above. We request that receipt of this letter be acknowledged by stamping the enclosed copy of this letter and returning it to me in the enclosed SASE. If you have any comments or questions concerning my response, please contact:

(520) 742-5168; fax (520) 742-6963--or via <rerailer@earthlink.net> or via <info@votepal.com>; postal mail: Mr. Steve Nieman c/o Richard D. Foley, 6040 N. Camino Arturo, Tucson AZ 85718

Let me clearly state: I am more than willing to recast, amend or otherwise edit changes that the Commission feels necessary. I am not a lawyer, neither am I schooled or knowledgeable about SEC rules and regulations nor interpretations or precedents from the past. Since SEC regulations are supposed to be written in plain English, and are presented in a simple-to-read Q & A format, I believe that this places responsibility on corporations to communicate directly with shareholders and offer assistance to ensure proposals are "legal" regarding proper language.

CORPORATE ELECTIONS MATTER TO THE COMMISSION

The company's main arguments against my proposal cites Rule 14a-8, specifically 14a-(i)(8)--the regulation dealing with director elections. This is the exact topic the SEC addressed just last year in its latest revisions to the proxy rules to "open up" access to the corporate ballot. Opening up the election of corporate directors has concerned the SEC's Division of Corporation Finance for over fifty years.

Clearly SEC officials agree with numerous petitioners who feel that directors must be held more accountable by permitting challenges to their seats when boards are not responsive to shareholders. This is an important check-and-balance to restore investor confidence.

To me, this is a minimum standard. Nowhere in SEC regulations can I find investors prevented from striving for a higher standard to ensure productive relationships exist between corporate stockholders and boards.

If our proud political democratic traditions are to extend into the 21st Century and beyond, all of us have to look at ways to ensure the democratic process applies to all of society--including how corporations are governed. In my opinion, we can't enjoy our political democracy for much longer without also ensuring economic democracy.

Without a genuine democratic republic overlying our economic institutions, our participatory political institutions and laws will be undermined.

Currently, corporate bylaws and articles of incorporation that determine who sits on corporate boards and the procedure for how they are elected is not open and democratic, in my opinion. It is exclusionary, even to stockholders who have sizeable investments in company stock.

Ownership deals with rights. If you are obstructed from the right to actively participate in protecting what you own--then you don't own it! It should be the right of any stockholder qualifying under a reasonable standard (my proposal emulates the existing SEC standard of owning $2,000 of stock for one year) should be granted the right to nominate.

Establishing the right to run for board seat is the easy part. Procuring the votes, which candidates would have to do on their own on a level playing field, will be difficult enough.

MANY HOSTILE TAKEOVERS ARE DESTRUCTIVE TO STABLE COMPANIES

A huge threat faced by all corporations is hostile takeovers, especially when conducted by corporate pirates who can manipulate the rules to enrich themselves at the expense of stockholders. Under current SEC rules, even considering the reforms made to proxy rules last year, needless hostile takeovers may still occur.

The company argues that my "...Proposal seeks to foster contested elections..." I don't see how anyone could draw this conclusions from a careful reading of my proposal. This whole proposition was written as a tool to aid the company in defending itself against pointless contested elections or limiting the cost to stockholders if they do occur.

COMMUNICATING WITH CORPORATE BOARDS

Concurrent with the recent changes the SEC has made to proxy rules, the Commission is also requiring in 2004 that company boards more effectively communicate with stockholders. The way the company has initially reacted to my proposal is proof of the sorry state of communicating by companies: The AAG wrote and submitted a no-action letter to the Commission without even attempting to contact me to discuss my proposal. Perhaps we could have arrived at a consensus or a resolution--perhaps even a withdrawal of the proposal--and resolved this potential conflict without involving the SEC.

Part of the company's arguments states that "The Company believes that following statements contained in the Proposal impugn the character, integrity, and personal reputation of the Company's board of directors and management, without factual foundation..."

Company directors and management have to realize that the rules are the problem, not the individuals involved. Whether or not corporate elections are honest, fair and affordable will depend on how the rules are written and enforced, a dialogue of which I had hoped to open with this proposal.

This process will take time, and require negotiations and deliberations by interested parties, something the company refused to even entertain from the get-go.

But I do know that from the perspective of a common man, if the highest levels of power in a corporation--the board--is attainable only by an elite few, our democratic republic is in a lot of trouble.

I fear that the management at the AAG is resisting this broad consensus to make director elections more democratic and open.

This proposal follows the SEC's general direction of making corporate elections more open, but refines the process by ensuring the more open process doesn't permit candidates to "buy" elections or otherwise disrupt the everyday goings-on of the corporation while these campaigns go on.

I believe that the shareholders of this company have a right to vote on these dynamic, unfolding questions. And I believe that further clarifying and qualifying procedures for how more open director elections might be conducted will benefit not only stockholders at the AAG but also all companies.

For the above reasons, I respectfully request that the Office of Chief Counsel refuse to grant the company's request for a no action letter. We need a shareholder vote on this important topic. It would help the Commission gauge how its recent changes to the proxy rules are playing in corporate America.

Thank you for this opportunity to counter the company's request for a no-action letter.

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Respectfully,

Steve Nieman

Steve Nieman

cc: File
Votepal.com
Alaska Air Group, Inc.
Dennis P. Barron, Esq
Windle Turley, Esq.
EDGAR--SEC

ATTACHMENT Z

Four-Year Record of Alaska Air Group, Inc.'s Unresponsiveness to Majority-Winning Votes on Shareholder Proposals

2000

Stockholder proposal to reinstate simple majority voting--passed by 66%.

2001

Stockholder proposal to reinstate simple majority voting--passed again by 69%.

Stockholder proposal to recommend the annual election of directors--passed by 70%.

2002

Stockholder proposal to reinstate simple majority voting--passed again by 86%.

2003

Stockholder proposal to reinstate simple majority voting--passed again by 51%.

Stockholder proposal recommending the annual election of directors--passed again by 70%.

Stockholder proposal recommending the board not adopt a stockholder rights plan unless it has been submitted to a stockholder vote--passed by 82%

Stockholder proposal requesting a policy of expensing future stock options--passed by just over 50%.

Preston | Gates | Ellis LLP

William Gleeson
WilliamG@prestongates.com

January 15, 2004

Via Federal Express

Steve Nieman
15240 N.E. 181st Loop
Brush Prairie, WA 98606

Re: Stockholder Proposal to Alaska Air Group, Inc. of Steve Nieman (the "***Proposal***")

Dear Mr. Nieman:

We are counsel to Alaska Air Group, Inc. ("***Alaska***") and are representing Alaska in connection with obtaining a no-action response from the staff of the Securities and Exchange Commission's Division of Corporate Finance (the "***Staff***") to exclude the Proposal from Alaska's proxy statement and form of proxy for Alaska's 2004 Annual Meeting of Stockholders (collectively, the "***2004 Proxy Materials***").

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, please find enclosed our submission to the Staff outlining the reasons why Alaska deems the exclusion of the proposal from the 2004 Proxy Materials is proper.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson /ckv
William Gleeson

WG:cw

Enclosure

Preston|Gates|Ellis LLP

William Gleeson
WilliamG@prestongates.com

January 15, 2004

__Via Federal Express__

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Steve Nieman (the "***Proponent***")

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons Alaska deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copy of this letter and the enclosed material, Alaska is notifying the Proponent of its intention to exclude the Proponent's proposal from its proxy statement and form of proxy. Alaska currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 9, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at the above telephone number or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson/ckV
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of Alaska Air Group, Inc., a Delaware corporation ("***Alaska***" or the "***Company***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***") submitted by Steve Neiman (the "***Proponent***"), a copy of which is annexed hereto as Exhibit B, for inclusion in its proxy statement and form of proxy (together, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004.

The Proposal requires that the "board of directors amend the Bylaws to establish a New Election Standard." The New Election Standard would provide that the "names and other information" of nominees nominated by "[s]hareholders who own $2,000 of stock for one year through the election" would be "printed in the company's Proxy Statement and on ballot cards [that are] sent to shareholders of the company." The New Election Standard further provides that "the company will not pay for, or reimburse the expense of, any additional proxy solicitation, re-solicitation or electioneering by, or on behalf of, incumbents' or challenger's nominees, regardless of the outcome of the election." Finally, the New Election Standard provides that "no nominee may be elected on whose behalf there has been spent an amount of money which exceeds a match of the per-candidate expense of the director election section in the annual Proxy Statement."

It is Alaska's belief that the Proposal may be properly excluded from the 2004 Proxy Materials pursuant to the following provisions:

1. Rule 14a-8(i)(8), because the Proposal "relates to an election for membership on the company's board of directors."

2. Rule 14a-8(i)(3), because the Proposal "is contrary to any of the Commission's proxy rules."

3. Rule 14a-8(i)(2), because the Proposal would "cause the company to violate any state, federal, or foreign law to which it is subject."

I. THE PROPOSAL MAY BE EXCLUDED BECAUSE IT RELATES TO AN ELECTION FOR MEMBERSHIP ON THE COMPANY'S BOARD OF DIRECTORS IN VIOLATION OF RULE 14a-8(i)(8)

Rule 14a-8(i)(8) allows the exclusion of a proposal if it "relates to an election for membership on the company's board of directors." The Commission has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." Release No. 34-12598 (July 7, 1976).

The Proposal clearly seeks to foster contested elections by requiring the Company to include in its proxy materials stockholder nominees even if such nominees are not supported by the board of directors. The Proposal refers to "incumbents" and "challengers." The supporting statement also indicates that the purpose of the Proposal is to "curtail [certain practices] when incumbent management nominees are challenged." The Proposal seeks to rectify what the Proponent deems to be an inequitable situation with regard to the nomination of candidates. However, rather than follow the established procedures for nominating candidates to which the Proponent refers in its supporting statement ("The present standard to nominate candidate(s) to the board is simply that stockholders be 'registered shareholders'") or conducting a Rule 14a-12(c) proxy contest, the Proponent seeks to create a new procedure that will result in contested elections. The Proposal also seeks to limit certain types of expenses in connection with elections by preventing payment for, or reimbursement of, such expenses by the Company. According to the Proponent's Proposal, the purpose of such a limitation is to ensure a "level playing field" between incumbents and challengers.

The Staff has consistently granted no-action letter requests for the exclusion of stockholder proposals that seek to mount election contests, or to establish procedures that would make election contests more likely. In *Citigroup, Inc.* (January 31, 2003), the Staff granted a no-action request to exclude a proposal that would have required the registrant to amend its bylaws to require that the registrant include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% or more of registrant's outstanding stock. Similarly in *Storage Technology Corporation* (March 22, 2002), the Staff granted a no-action letter request to exclude a proposal that would have required the registrant to amend its bylaws to require management to include the names of each candidate nominated by a stockholder in the company's proxy materials. The Staff based its decision on the ground "that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors." *See id; see also* SEC No-Action Letter, General Motors Corporation (March 22, 2001) (proposal requiring the registrant to publish the names of all nominees for director in its proxy statement excluded on the ground that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections for directors).

Through the Proposal, the Proponent is attempting to effect a reform in Alaska's procedures for electing directors by shareholders that would allow certain qualified shareholders to put forth slates of nominees for director and thereby establish a procedure that may result in contested elections. In addition, we believe that the Commission's proposed Rule 14a-11, as described in Exchange Act Release No. 34-48626 (October 14, 2003), sets forth the procedure for shareholder access to the Company's proxy for nominating directors. Under proposed Rule 14a-11, companies would only be required to include shareholder nominees for election as director under certain circumstances "where evidence suggests that the company has been unresponsive to security holder concerns as they relate to the proxy process." If Rule 14a-11 were adopted as proposed, the Proposal would frustrate its purpose by requiring shareholder nominees every year, rather than only as prescribed by Rule 14a-11. Accordingly, the Company believes that the Proposal may be excluded under Rule 14a-8(i)(8) in that it relates to the election of directors and does not comport with or satisfy the eligibility and other requirements of proposed Rule 14a-11.

II. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS CONTRARY TO THE COMMISSION'S PROXY RULES

A. The Proposal is so vague and indefinite that the Company would not know how to implement the Proposal.

Rule 14a-8(i)(3) states that a shareholder proposal may be excluded if the proposal or its supporting statement is contrary to the proxy rules. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the stockholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. *See, e.g.*, SEC No-Action Letter, The Proctor & Gamble Company (October 25, 2002) (permitting exclusion of a proposal requesting that the board of directors create a specific type of fund as "vague and indefinite" where the company argued that neither the shareholders nor the company would know how to implement the proposal); SEC No-Action Letter, Philadelphia Electric Company (July 30, 1992) (permitting exclusion of a proposal regarding the creation of a committee of shareholders because "the proposal is so inherently vague and indefinite" that neither the shareholders nor the company would be able to determine "exactly what actions or measures the proposal requires"); and SEC No-Action Letter, NYNEX Corporation (January 12, 1990) (permitting exclusion of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal provides that "no nominee may be elected on whose behalf there has been spent an amount of money which exceeds a match of the per-candidate expense of the director election section in the annual Proxy Statement." Neither the Proposal nor the supporting statement (nor SEC rules, nor listing standards, nor state law) address or explain how to determine whether the amount of money spent on a nominee's behalf exceeds "a match of the per-candidate expense of the director election section in the annual Proxy Statement." Accordingly, the Proposal, if implemented, would leave the Company's Board of Directors and management, as well as the Company's stockholders, in the position of not knowing whether a nominee who has received enough votes to be elected was actually elected.

B The Proposal includes statements that are inflammatory or impugn the character and integrity of the members of the board of directors or management without factual foundation.

Rule 14a-8(i)(3) states that a shareholder proposal may be excluded if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Note (b) to Rule 14a-9 states that "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation," may be misleading within the meaning of Rule 14a-9.

The Company believes that following statements contained in the Proposal impugn the character, integrity, and personal reputation of the Company's board of directors and management, without factual foundation, all contrary to Rule 14a-8(i)(3) and Rule 14a-9, and should all be excluded from the Proposal.

1. *"It would change the existing system to prevent the buying of an election, and prevent . . . incumbent management nominees to egregiously pick the unguarded pocket of the shareholders."*

   The statement indicates that the members of the board of directors would buy an election and egregiously pick the unguarded pocket of the shareholders.

2. *"This will ensure honest elections . . ."*

   The statement suggests that elections by which the current board of directors are elected are not "honest."

3. *". . . it permits unlimited additional electioneering costs by management nominees, such as duplicative solicitation, mailing, telephoning, and traveling expenses . . ."*

   The statement suggests that the board would be wasteful by engaging in activities that are "duplicative."

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff of the Securities and Exchange Commission take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

III. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(2) BECAUSE IF IMPLEMENTED, IT WOULD, UNDER CERTAIN CIRCUMSTANCES, CAUSE THE COMPANY TO VIOLATE APPLICABLE LAW

Rule 14a-8(i)(2) provides that a registrant may exclude a proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Company's proxy statements for its annual meeting for the election of directors are sent to shareholders in a solicitation made on behalf of the registrant. The statements made in the proxy statement are deemed to be made by the Company and the Company is liable for any such statements.

The Proposal would prohibit the Company from paying for a resolicitation necessary in order to comply with the proxy rules, whether or not such resolicitation is ordered by a court. The supporting statement recognizes that any solicitation by the Company (including a resolicitation) requires the Company to pay certain costs ("The company will not pay for . . . re-solicitation . . ."; The "treasury pays . . . printing, handling, and mailing [of] the company's proxy statement."). Since any resolicitation costs money, the practical impact of the Proposal is to prevent the Company from making any resolicitation that it is required to make under the Commission's proxy rules, even if ordered to do so by a court. Accordingly, based on the foregoing, the Proposal may be excluded from the Company's 2004 Proxy Materials pursuant to Rule 14a-8(i)(2).

IV. CONCLUSION

For the foregoing reasons, Alaska respectfully submits that the Proposal relates to an election of directors, violates the Commission's proxy rules, and would, under certain circumstances, cause the Company to violate applicable law and accordingly, requests that the Staff concur in its opinion that the Proposal be excluded from the Company's 2004 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

No. 12—New Election Standard: limiting electioneering expenses regardless who runs for the board.

Resolved: Shareholders propose that our board of directors amend the Bylaws to establish a New Election Standard, which will protect the shareholders' treasury and limit expenses of director elections regardless who runs for board seats.

Horizon Air Captain Steve Nieman submits this proposal. His phone number is toll free 1-866-286-8387 (1866-2voteus) at www.votepal.com.

The present standard to nominate candidate(s) to the board is simply that stockholders be "registered shareholders." The New Election Standard would establish a new category which adds the following stipulation: Shareholders who own $2,000 of stock for one year through the election will be entitled to nominate. Their nominees' names and other information will be printed in the company's Proxy Statement and on ballot cards in the same size the space afforded management nominees, and will be sent to shareholders of the company.

Further, the company will not pay for, nor reimburse the expense of, any additional proxy solicitation, re-solicitation or electioneering by, or on behalf of, incumbents' or challengers' nominees, regardless the outcome of the election.

Furthermore, no nominee may be elected on whose behalf there has been spent an amount of money which exceeds a match of the per-candidate expense of the director election section in the annual Proxy Statement.

This will ensure honest elections, and a level playing field where no candidate receives preferential treatment at the expense of the shareholders.

Supporting Statement

This New Election Standard is meant to emulate the existing SEC standard for shareholder proposals. This would curtail the "blank check" electioneering of the shareholder treasury when incumbent management nominees' are challenged. It would change the existing system to prevent the buying of an election, and prevent either outside challengers with deep pockets or incumbent management nominees to egregiously pick the unguarded pockets of the shareholders.

The shareholders already pay all the electioneering costs of incumbent nominees. The shareholders' treasury pays for management nominee's printing, handling and mailing of all campaign materials in the company's proxy statement and proxy card, which satisfies legal requirements.

However in contested elections, it permits unlimited additional electioneering costs by management nominees, such as duplicative solicitation, mailing, telephoning and traveling expenses (to meet with selected shareholders), which again comes from the shareholders' treasury. Such expenses can add tens of thousands of dollars to election costs. At some companies, campaigns have cost shareholders millions of dollars.

Currently, there is no limit as to how much of the shareholders treasury can be spent to elect incumbent management nominees, or defeat deep-pocketed challengers whose interests might only be raiding the corporation's assets.

When challengers win, common practice has been that they, too, seek reimbursement of expenses from stockholders, thereby forcing the shareholders to pay for both campaigns. Regardless how the SEC reforms proxy rules, there must be safeguards to protect shareholder investment from the potential disruption of contested elections.

limit electioneering expenses regardless who runs for the board—vote yes on no. 12

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 15, 2004

The proposal proposes that the board amend the bylaws to establish a "New Election Standards, which would include provisions that would require information regarding nominees of shareholders owning $2,000 of company stock for one year to be included in the Proxy Statement and on ballot cards

There appears to be some basis for your view that Alaska Air may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, we will not recommend enforcement action to the Commission if Alaska Air omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Alaska Air relies.

Sincerely,

Grace K. Lee
Special Counsel